February 12, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 15, 2021 CIK No. 0001819928

Dear Mr. Kim:

This letter sets forth the responses of DoubleVerify Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated January 29, 2021, relating to Amendment No. 2 to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on January 15, 2021 (“Amendment No. 2”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 for Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please expand your description of the Series A Preferred Stock private placement to clarify that 45,438,756 shares of your common stock held by your existing stockholders were exchanged for newly issued Series A Preferred Stock, which were then sold to new Private Placement Investors. Please quantify the number of shares and amount of proceeds received by Providence Investor. Further, please quantify the number of shares and amount of consideration paid by Tiger Investor.

E. Kim	2	February 12, 2021

In response to the Staff’s comment, the Registrant has expanded its description of the Private Placement within “Prospectus Summary—Recent Developments” to include the requested information.

2.	Please provide more details of the parties to the option cancellation agreements briefly described on page 7, in particular, members of management. We note, for example, it appears that a majority of these cancelled and cashed-out unvested performance-based options were related to your COO McLaughlin. Also, please clarify the purpose for cancelling these unvested options.

In response to the Staff’s comment, the Registrant has updated its disclosure within “Prospectus Summary—Recent Developments” to clarify the parties to the option cancellation agreements and the purpose for cancelling the unvested options.

Executive Compensation, page 79

3.	Please revise your description of your employment agreements to disclose the amount of equity awards that were specified by these agreements to be granted in 2020. We note, for example, that your agreements with Messrs. Zagorsky and McLaughlin specify grants of 6,500,000 stock options and 479,094 restricted stock units, respectively.

In response to the Staff’s comment, the Registrant has updated its disclosure within “Executive Compensation— Narrative Disclosure to Summary Compensation Table—Employment Agreements” to clarify the amount of equity awards that were specified by the employment agreements to be granted in 2020.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Best Regards,

/s/ Morgan J. Hayes

Morgan J. Hayes

E. Kim	3	February 12, 2021

cc:	Jan Woo
Morgan Youngwood
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures